Exhibit 99.2

Table of contents

Table of contents		1
Interim financial report		2
First quarter 2024		2
1.	Business update	2
2.	FINANCIAL HIGHLIGHTS	3
3.	2024 OUTLOOK	4
4.	RISK FACTORS	4
5.	FORWARD-LOOKING STATEMENTS	4
Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 – Interim consolidated statement of financial position		5
Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 - Interim consolidated statements of loss and other comprehensive loss		6
Unaudited condensed consolidated interim financial information as at and for the three months ended, March 31 2024 - Interim consolidated statements of changes in equity		7
Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 – Interim consolidated statements of cash flows		8
Notes to the unaudited condensed interim consolidated financial information		9
1.	General information	9
2.	Significant accounting policies	9
3.	Critical accounting estimates and assumptions	11
4.	Segment reporting	11
5.	Fair Value	11
6.	Subsidiaries	11
7.	Property, Plant and Equipment	12
8.	Intangible assets	12
9.	Right of use assets and lease liabilities	12
10.	Other long-term receivables	13
11.	Inventory	13
12.	Trade and Other receivables	13
13.	Cash and cash equivalents	14
14.	Financial assets	14
15.	Capital, Share Premium, Reserves	14
16.	Share-Based compensation	16
17.	Financial Debt	18
18.	Trade payables	20
19.	Income taxes and deferred taxes	20
20.	Other payables	20
21.	Derivatives	21
22.	Results of operation	22
23.	Financial income	24
24.	Financial expense	24
25.	Loss Per Share (EPS)	25
26.	Other commitments	25
27.	Related Party Transactions	25
28.	Events after the Balance-Sheet Date	26
Responsibility statement		27

Interim financial report

First quarter 2024

1.	Business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company has submitted the first three modules in the modular premarket approval (PMA) application and anticipates filing the fourth and final module during the second quarter of 2024.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64%), including nine of the 15 CCC patients (60%) and 14 of the 21 non-CCC patients (67%), at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated and the study is enrolling.

B.	EUROPEAN COMMERCIALIZATION

During the first quarter of 2024, Nyxoah recognized total revenue of €1.2 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who are able to provide more treatment options to their large patient pools. As of 31 March 2024, the Company has activated 51 Tier 1 sites across Germany.

The Company has also focused on entering new European markets. The Company has secured DRG reimbursement in Switzerland, state reimbursement in Austria, and is awaiting reimbursement decisions in several other countries. Nyxoah has also generated revenue in Switzerland, Austria, Spain and Italy and the Company expects to expand into other European countries.

2.	FINANCIAL HIGHLIGHTS

Revenue was €1.2 million for the three months ending March 31, 2024, compared to €441,000 for the three months ending March 31, 2023 with strong acceleration in Q1 2024.

Cost of goods sold was €455,000 for the three months ending March 31, 2024, compared to 175,000 cost for the three months ending March 31, 2023.

Selling, general and administrative expenses increased by €421,000 or 7.6% from €5.6 million for the three months ended March 31, 2023 to €6.0 million for the three months ended March 31, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe and scale up of the Company.

Before capitalization of €2.2 million of for the three months ended March 31, 2024 and €2.7 million for the three months ended March 31, 2023, research and development expenses increased by €491,000 or 5.5% , from €8.9 million for the three months ended March 31, 2023, to €9.4 million for the three months ended March 31, 2024, due to the combined effect of higher manufacturing and R&D activities and clinical expenses. This increase is mainly in staff and consulting costs and in manufacturing and outsourced development to support those activities, this increase was partly offset by a decrease in clinical study activities due to Dream Study.

Nyxoah realised a net positive financial result of €417,000 for the three months ending March 31, 2024 primarily driven by the exchange rate appreciation of dollar versus euro. This compares to a net negative financial result of €333,000 for the three months ended March 31, 2023.

Nyxoah realized a net loss of €11.9 million for the three months ended March 31, 2024, compared to a net loss of €11.8 million for the three months ended March 31, 2023

Cash and cash equivalents

On March 31, 2024, cash and cash equivalents and financial assets totalled €44.3 million, compared to €57.7 million on December 31, 2023. The decrease in financial assets is due to the use of proceeds from sale of term deposits to support operating activities.

3.	2024 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present.

In the US, the Company plans to file the fourth and final module in the modular PMA application during the second quarter of 2024, continue to enroll the ACCCESS IDE study for CCC patients and prepare to enter the US market with regulatory, manufacturing, commercial, and market access readiness.

4.	RISK FACTORS

We refer to the description of risk factors in the Company's 2023 annual report, pp. 65-86. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5.	FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2023 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 – Interim consolidated statement of financial position

(unaudited)

(in thousands)

		As at
	Notes	March 31 2024	December 31 2023
ASSETS
Non-current assets
Property, plant and equipment	7	4 379	4 188
Intangible assets	8	48 501	46 608
Right of use assets	9	3 597	3 788
Deferred tax asset		134	56
Other long-term receivables	10	1 333	1 166
		€57 944	€55 806
Current assets
Inventory	11	3 418	3 315
Trade receivables	12	2 971	2 758
Other receivables	12	3 149	3 212
Other current assets		1 232	1 318
Financial assets	14	22 225	36 138
Cash and cash equivalents	13	22 077	21 610
		€55 072	€68 351
Total assets		€113 016	€124 157

EQUITY AND LIABILITIES
Capital and reserves
Capital	15	4 927	4 926
Share premium	15	246 188	246 127
Share based payment reserve	16	8 440	7 661
Other comprehensive income	15	197	137
Retained loss		(172 555)	(160 829)
Total equity attributable to shareholders		€87 197	€98 022

LIABILITIES
Non-current liabilities
Financial debt	17	8 616	8 373
Lease liability	9	2 933	3 116
Pension liability		22	9
Provisions		273	185
Deferred tax liability		-	9
		€11 844	€11 692
Current liabilities
Financial debt	17	346	364
Lease liability	9	852	851
Trade payables	18	7 316	8 108
Current tax liability	19	2 091	1 988
Other payables	20	3 370	3 132
		€13 975	€14 443
Total liabilities		€25 819	€26 135
Total equity and liabilities		€113 016	€124 157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 - Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the three months ended March 31
	Notes	2024	2023
Revenue	22	€1 221	€441
Cost of goods sold	22	(455)	(175)
Gross profit		€766	€266
Research and Development Expense	22	(7 199)	(6 157)
Selling, General and Administrative Expense	22	(5 972)	(5 551)
Other income/(expense)	22	192	46
Operating loss for the period		€(12 213)	€(11 396)
Financial income	23	1 408	625
Financial expense	24	(991)	(958)
Loss for the period before taxes		€(11 796)	€(11 729)
Income taxes	19	(110)	(182)
Loss for the period		€(11 906)	€(11 911)

Loss attributable to equity holders		€(11 906)	€(11 911)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		60	(28)
Total comprehensive loss for the year, net of tax		€(11 846)	€(11 939)
Loss attributable to equity holders		€(11 846)	€(11 939)

Basic Loss Per Share (in EUR)	25	€(0.415)	€(0.460)
Diluted Loss Per Share (in EUR)	25	€(0.415)	€(0.460)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the three months ended, March 31 2024 - Interim consolidated statements of changes in equity

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2024	€4 926	€246 127	€7 661	€137	€(160 829)	€98 022
Loss for the period	-	-	-	-	(11 906)	(11 906)
Other comprehensive income for the period	-	-	-	60	-	60
Total comprehensive loss for the period	-	-	-	€60	€(11 906)	€(11 846)
Equity-settled share-based payments
Granted during the period	-	-	959	-	-	959
Expired during the period	-	-	(126)	-	126	-
Exercised during the period	1	61	(54)	-	54	62
Total transactions with owners of the company recognized directly in equity	€1	€61	€779	-	€180	€1 021
Balance at March 31, 2024	€4 927	€246 188	€8 440	€197	€(172 555)	€87 197

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2023	€4 440	€228 275	€5 645	€176	€(118 212)	€120 324
Loss for the period	-	-	-	-	(11 911)	(11 911)
Other comprehensive loss for the period	-	-	-	(28)	-	(28)
Total comprehensive loss for the period	-	-	-	€(28)	€(11 911)	€(11 939)
Equity-settled share-based payments
Granted during the period	-	-	1 009	-	-	1 009
Expired during the period	-	-	(72)	-	72	-
Transaction cost	-	(267)	-	-	-	(267)
Issuance of shares for cash	419	15 480	-	-	-	15 899
Total transactions with owners of the company recognized directly in equity	€419	€15 213	€937	-	€72	€16 641
Balance at March 31, 2023	€4 859	€243 488	€6 582	€148	€(130 051)	€125 026

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the three months ended March 31, 2024 – Interim consolidated statements of cash flows

(unaudited)

(in thousands)

		For the three months ended March 31
	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(11 796)	€(11 729)
Adjustments for
Finance income		(1 408)	(625)
Finance expenses		991	958
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	370	318
Amortization of intangible assets	8	240	237
Share-based payment transaction expense	16	959	1 009
Increase in provisions		101	41
Other non-cash items		(244)	(164)
Cash generated before changes in working capital		€(10 787)	€(9 955)
Changes in working capital
Increase in inventory	11	(102)	(367)
(Increase)/Decrease in trade and other receivables	12	(767)	132
Decrease in trade and other payables	18, 20	(549)	(427)
Cash generated from changes in operations		€(12 205)	€(10 617)
Income tax paid		(74)	(51)
Net cash used in operating activities		€(12 279)	€(10 668)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(254)	(423)
Capitalization of intangible assets	8	(2 159)	(2 713)
Purchase of financial assets - current	14	(16 689)	(16 997)
Proceeds from sale of financial assets - current	14	30 987	31 383
Interest income on financial assets		753	116
Net cash used in investing activities		€12 638	€11 366
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(243)	(200)
Repayment of other loan		(21)	(21)
Interests paid		(8)	(7)
Proceeds from issuance of shares, net of transaction costs	15	62	15 632
Other financial costs		(43)	(22)
Net cash used in financing activities		€(253)	€15 382
Movement in cash and cash equivalents		€106	€16 080
Effect of exchange rates on cash and cash equivalents		361	(304)
Cash and cash equivalents at January 1	13	€21 610	€17 888
Cash and cash equivalents at March 31	13	€22 077	€33 664

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Notes to the unaudited condensed interim consolidated financial information

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of March 31, 2024 and for the three months ended March 31, 2024, have been authorized for issue on May 14, 2024 by the Board of Directors of the Company.

2.	Significant accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union. They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2023. In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 18 and 20.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2024, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Going concern principle

The Company has consistently operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As of March 31, 2024, the Company’s statement of financial position includes an accumulated loss of € 172.6 million and total assets of €113.0 million. Current assets as of March 31, 2024 total € 55.1 million, comprising €22.1 million in available cash and cash equivalents, and € 22.2 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S., these were €1.2 million in the first quarter of 2024 in the EU. Substantial revenue generation is expected to start following the launch of the Genio product in the U.S., which is dependent on obtaining marketing authorization in the United States for the Genio product from the FDA.

The Company projects that its existing cash and cash equivalents and marketable securities should be sufficient to fund operations until the beginning of the fourth quarter of 2024. To meet the Company’s future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio product in the U.S. and the ongoing progression of research and development projects. This raises, however, a material uncertainty in respect of going concern as the current funds are not sufficient to cover a period of 12 months as from the date these financials are authorized for issuance.

Although the additional funds have not been raised yet, given the positive outcome from the DREAM trial, the Company is confident that raising sufficient funding to continue its operations for at least 12 months following the date these financials are authorized for issuance should not pose significant challenges.

The Unaudited Interim Condensed Consolidated Financial Statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2024

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company:

-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures : Supplier Finance Arrangements (applicable for annual periods beginning on or after January 1, 2024)

-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024)

-	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after January 1, 2024)

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5 from the Group’s 2023 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.	Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other current assets and financial assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3.

The derivative financial liabilities and assets which consist of foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument.

	Carrying value		Fair value
(in EUR 000)	As at March 31, 2024	As at December 31, 2023	As at March 31, 2024	As at December 31, 2023
Financial Assets
Other long-term receivables (level 3)	1 333	1 166	1 333	1 166
Trade and other receivables (level 3)	6 002	5 627	6 002	5 627
Foreign currency swaps (level 2)	118	343	118	343
Other current assets (level 3)	1 232	1 318	1 232	1 318
Cash and cash equivalents (level 1)	22 077	21 610	22 077	21 610
Financial assets (level 1)	22 225	36 138	22 225	36 138

	Carrying value		Fair value
(in EUR 000)	As at March 31, 2024	As at December 31, 2023	As at March 31, 2024	As at December 31, 2023
Financial liabilities
Financial debt (level 3)	41	63	40	60
Foreign currency swaps (level 2)	177	90	177	90
Recoverable cash advances (level 3)	8 921	8 674	8 921	8 674
Trade and other payables (level 1 and 3)	10 509	11 150	10 509	11 150

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2000 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25 000.

7.	Property, Plant and Equipment

The total acquisitions for the three months ended March 31, 2024 amount to €254,000 (2023: €423,000) and were mainly related to the US production line under construction and laboratory equipment.

The cost of property, plant and equipment at March 31, 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €91,000. We refer to note 22.

The depreciation charge amounts to €154,000 in 2024 and to €136,000 in 2023 for the three months ended March 31.

8.	Intangible assets

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2023	41 073	591	41 664
Additions	2 713	-	2 713
Cost at March 31, 2023	43 786	591	44 377
Opening value at January 1, 2024	48 671	591	49 262
Additions	2 134	-	2 134
Cost at March 31, 2024	50 805	591	51 396
Amortization
Opening amortization at January 1, 2023	(1 608)	(85)	(1 693)
Amortization	(227)	(10)	(237)
Amortization at March 31, 2023	(1 835)	(95)	(1 930)
Opening amortization at January 1, 2024	(2 528)	(127)	(2 655)
Amortization	(229)	(11)	(240)
Amortization at March 31, 2024	(2 757)	(138)	(2 895)
Net book value at March 31, 2023	41 951	496	42 447
Net book value at March 31, 2024	48 048	453	48 501

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €240,000 for the three months ended March 31, 2024 (2023: €237,000) and is included in research and development expense.

The Company continues to incur in 2024 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €2.1 million and €2.7 million for the three months ended March 31, 2024, and 2023, respectively. The total amount of capitalization of intangible assets in the interim consolidated statements of cash flows is higher than the additions due to the tax incentive relating to investments of 2024 amounting to €25,000. We refer to note 22 for more details.

9.	Right of use assets and lease liabilities

For the three months ended March 31, 2024, the Company did enter into new lease agreements for €34,000 (2023: €68,000). The repayments of lease liabilities amounted to €206,000 (2023: €171,000). The depreciations on the right of use assets amounted to €215,000 and €182,000 for the three months ended March 31, 2024, and 2023, respectively.

10.	Other long-term receivables

The other long-term receivables mainly consist of cash guarantees for an amount of €387,000 (2023: €167,000) and an R&D tax incentive in Belgium for an amount of €0.9 million (2023: €1,0 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

The R&D tax incentive recorded as at March 31, 2024 relates to 2022, 2023 and 2024 investments both on tangible and intangible assets. The incentives are expected to be received 5 years after the investments are made. The long-term receivable as at March 31, 2024 also includes a correction of the R&D tax incentive in Belgium on the investments of 2023. We refer to note 22.

11.	Inventory

As at
(in EUR 000)	March 31, 2024	December 31, 2023
Raw materials	1 449	1 329
Work in progress	1 592	1 530
Finished goods	377	456
Total Inventory	3 418	3 315

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2024.

12.	Trade and Other receivables

	As at
(in EUR 000)	March 31, 2024	December 31, 2023
Trade receivables	2 971	2 758
R&D incentive receivable (Australia)	887	723
VAT receivable	781	850
Current tax receivable	840	808
Foreign currency swaps	118	343
Other	523	488
Total trade and other receivables	6 120	5 970

The increase of €150,000 in trade and other receivables is mainly due to an increase in trade receivables by €213,000, an increase in R&D incentive receivable by €164,000 and an increase in other receivables by €35,000. The other receivables as of March 31, 2024 include the prepayment to the American Academy of Otolaryngology (AAO). We refer to note 26. This increase was partly offset by a decrease in foreign currency swaps by €225,000.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2023 and March 31, 2024, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in US and in Belgium.

We refer to note 21 for more details on the foreign currency swaps.

13.	Cash and cash equivalents

As at
(in EUR 000)	March 31, 2024	December 31, 2023
Short term deposit	14 151	9 158
Current accounts	7 926	12 452
Total cash and cash equivalents	22 077	21 610

Cash and cash equivalents increased to €22.1 million as at March 31, 2024, compared to €21.6 million as at December 31, 2023 with an increase of short term deposits by €5.0 million which is partially offset by a decrease of current accounts by €4.5 million. The short term deposits relate to term accounts with an initial maturity of less than 3 months measured at amortized costs.

14.	Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

In 2024, the Company entered into USD term deposits and US Treasury bills for a total amount $US 11.0 million (€10.2 million) and €6.5 million. During the period ended as at March 31, 2024, $US 28.4 million (€26.0 million) and €5.0 million reached maturity and is subsequently held as cash.

As per March 31, 2024, the current financial assets consists of $US 17.0 million (€15.7 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €6.5 million. The total amount of term deposits as per March 31, 2024, amounts to €22.2 million.

15.	Capital, Share Premium, Reserves

15.1.	Capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of March 31, 2024, the share capital of the Company amounts to €4.9 million represented by 28,682,635 shares, and the share premium amounts to €260.7 million (before deduction of the transaction costs).

Evolution of the share capital and share premium over the three months ended March 31, 2024 and 2023:

(Number of shares except otherwise stated)	Common shares	Total of shares	Par value (EUR)	Share capital (in EUR 000)	Share premium (in EUR 000)
January 1, 2023	25 846 279	25 846 279	0.17	4 440	242 440
March 29, 2023 - Capital increase in cash	393 162	393 162	0.17	68	2 481
March 30, 2023 - Capital increase in cash	2047 544	2047 544	0.17	351	12 999
March 31, 2023	28 286 985	28 286 985	0.17	4 859	257 920
April 17, 2023 - Capital increase in cash	375 000	375 000	0.17	65	2 651
July 14, 2023 - Exercise warrants	2 000	2 000	0.17	-	10
August 29, 2023 - Exercise warrants	10 000	10 000	0.17	2	50
December 31, 2023	28 673 985	28 673 985	0.17	4 926	260 631
March 6, 2024 - Exercise warrants	8 650	8 650	0.17	1	61
March 31, 2024	28 682 635	28 682 635	0.17	4 927	260 692

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by historical Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at current exchange rates), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at current exchange rates) and will be used for general corporate purposes.

On April 17, 2023, the Company issued 375,000 new shares for an aggregate capital increase of €2.7 million (including share premium). The Company raised $3.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €340,000 which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €18.3 million.

On July 14, 2023, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On August 29, 2023, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

15.2.	Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the three months ended March 31, 2024 and 2023 is detailed in the table below:

(in EUR 000)	Currency translation reserve	Post- employment benefit obligations	Total
Opening value at January 1, 2023	174	2	176
Currency translation differences	(28)	-	(28)
Total other comprehensive income at March 31, 2023	146	2	148
Opening value at January 1, 2024	54	83	137
Currency translation differences	60	-	60
Total other comprehensive income at March 31, 2024	114	83	197

16.	Share-Based compensation

Equity-settled share-based payment transactions

As of March 31, 2024, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2018 warrants plan (the 2018 Plan), (ii) the 2020 warrants plan (the 2020 Plan), (iii) the 2021 warrants plan (the 2021 plan) and (iv) the 2022 warrants plan (the 2022 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

Number of shares (after share split) warrants give right to across all plans	2024	2023
Outstanding at January 1	1 635 606	1 416 490
Granted	300 250	200 862
Forfeited	(1 375)	(41 375)
Exercised	(11 650)	-
Expired	(34 850)	(21 250)
Outstanding as at March 31	1 887 981	1 554 727
Exercisable as at March 31	1 183 113	875 663

On February 1, 2024, 300,250 warrants were granted from the 2022 plan. As of March 31, 2024, a total number of 11,650 warrants have been exercised. For 8,650 exercised warrants, the related shared were issued in March 2024, for 3,000 warrants, the shared were issued in April 2024.

The following tables provide the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022, 2023 and 2024 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan and the 2022 warrant plan. The tables and notes uses as a basis, the number of shares the warrants give right to across all plans.

	Plan 2016 (grant 2018)	Plan 2018 (grant 2018)	Plan 2018 (grant 2020)	Plan 2020 (grant 2020)	Plan 2021 (grant Sept 17 2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	-0.20%	-0.20%	-0.20%	-0.36%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	-0.18%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021 (grant June 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant March 24 2023	Plan 2021 (grant April 12 2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021 (grant June 14 2023)	Plan 2022 (grant June 14 2023)	Plan 2022 (grant Oct 20 2023)	Plan 2022 (grant Feb 01 2024)
Return Dividend	0%	0%	0%	0%
Expected volatility	51.28%	51.28%	50.00%	62.20%
Risk-free interest rate	3.36%	3.36%	3.55%	2.63%
Expected life	3	3	3	3
Exercise price	7.19	7.19	5.92	5.24
Stock price	7.10	7.10	5.60	9.96
Fair value	2.75	2.75	2.07	6.26

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised in P&L at date of modification. The expense for the original option grant will continue to be recognised as if the terms had not been modified.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021 (grant Sept 17 2021)	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

The Company has recognized €1.0 million share-based payment expense for the three months ended March 31, 2024 (2023: €1.0 million) of which €44,000 is related to the incremental fair value of the re-priced warrants.

17.	Financial Debt

Financial debt consists of recoverable cash advances and other loans. Related amounts can be summarized as follows:

	As at
(in EUR 000)	March 31, 2024	December 31, 2023
Recoverable cash advances - Non-current	8 616	8 373
Recoverable cash advances - Current	305	301
Total Recoverable cash advances	8 921	8 674
Other loan - Current	41	63
Total Other loan	41	63
Non-current	8 616	8 373
Current	346	364
Total Financial Debt	8 962	8 737

Financial debt related to recoverable cash advances

Recoverable cash advances received

As at March 31, 2024, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Fixed reimbursements*	Variable reimbursements*
Sleep apnea device (6472)	1 600	1 600	588	7
First articles (6839)	2 160	2 160	561	11
Clinical trial (6840)	2 400	2 400	360	13
Activation chip improvements (7388)	1 467	1 467	66	18
Total	7 627	7 627	1 575	49

* Excluding interests

During the three months ended March 31, 2024, the Company made no reimbursements and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
(in EUR 000)	March 31, 2024	December 31, 2023
Contract 6472	1 677	1 629
Contract 6839	2 355	2 290
Contract 6840	2 896	2 818
Contract 7388	1 993	1 937
Total recoverable cash advances	8 921	8 674
Non-current	8 616	8 373
Current	305	301
Total recoverable cash advances	8 921	8 674

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2024	2023
As at January 1	8 674	8 431
Initial measurement and re-measurement	(12)	(33)
Discounting impact	259	248
As at March 31	8 921	8 646

18.	Trade payables

As at
(in EUR 000)	March 31, 2024	December 31, 2023
Payables	3 182	4 102
Invoices to be received	4 134	4 006
Total Trade payables	7 316	8 108

The decrease in total trade payables of €0.8 million as at March 31, 2024 is due to a decrease in trade payables of €0.9 million which is partly compensated by an increase in invoices to be received of €128,000.

In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and 20.

19.	Income taxes and deferred taxes

	For the three months ended March 31
(in EUR 000)	2024	2023
Current tax income/(expense)	(113)	(187)
Deferred tax income/(expense)	3	5
Total Income Tax Income/(Expense)	(110)	(182)

The current tax expense mainly relates to (i) an increase of income tax payable or taxes reimbursed by certain of the Company’s subsidiaries for an amount of € 48,000 (2023: €139,000), and (ii) an additional accrual of the liability for uncertain tax positions for an amount of €140,000 (2023: €48,000) which is partly offset by (iii) an increase in deferred tax asset positions by €75,000 in certain of the Company’s subsidiaries as a result of R&D tax credits. The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €2.1 million mainly relates to a liability for uncertain tax positions for an amount of €2.0 million.

20.	Other payables

	As at
(in EUR 000)	March 31, 2024	December 31, 2023
Holiday pay accrual	866	791
Salary	1 638	1 801
Accrued expenses	437	250
Foreign currency swap - current	177	90
Other	252	200
Total other payables	3 370	3 132

The increase of €238,000 in other payables as at March 31, 2024, is mainly due to an increase by €187,000 in accrued expenses and an increase by €87,000 in the fair value of the foreign currency swaps. We refer to note 21. The increase is partly offset by a decrease of €163,000 in payroll related liabilities.

In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and 18.

21.	Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps.

The Company has entered into several foreign currency swaps for which the notional amounts are detailed in the table below:

As at
(in EUR 000)	March 31, 2024	December 31, 2023
Foreign currency swaps EUR - NIS (in EUR)	-	847
Foreign currency swaps EUR - NIS (in NIS)	-	3 500
Foreign currency swaps NIS - EUR (in NIS)	11 000	14 000
Foreign currency swaps NIS - EUR (in EUR)	2 643	3 334
Foreign currency swaps EUR - USD (in EUR)	10 000	18 000
Foreign currency swaps EUR - USD (in USD)	10 983	19 787

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at March 31, 2024
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	-	118	-	118
Financial liabilities
Foreign currency swaps	-	177	-	177

The fair value is determined by the financial institution and is based on foreign currency swaps rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	343	1
Fair value adjustments	(225)	2
Closing value at March 31	118	3

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	90	10
Fair value adjustments	87	98
Closing value at March 31	177	108

22.	Results of operation

Revenue and cost of goods sold

In the three months ended March 31, 2024, the Company generated revenue for the amount of €1.2 million (2023: €441,000).

Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

For the three month period ended March 31, 2024 the sales (based on country of customer) were generated in Germany (€0.9 million), Switzerland (€210,000), Spain (€48,000) and Italy (€46,000) (2023: Germany: €306,000, Austria: €41,000 and Switzerland €94,000). For the three month period ended March 31, 2024, the Company has three customers with individual sales larger than 10% of the total revenue (2023: two customers).

Cost of goods sold for the three months ended March 31, 2024 and 2023:

	For the three months ended March 31
(in EUR 000)	2024	2023
Purchases of goods and services	557	542
Inventory movement	(102)	(367)
Total cost of goods sold	455	175

Operating expenses

The tables below detail the operating expenses for the three months ended March 31, 2024 and 2023:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	9 361	(2 162)	7 199
Selling, general and administrative expenses	5 972	-	5 972
Other income/(expense)	(128)	(64)	(192)
For the three months ended March 31, 2024	15 205	(2 226)	12 979

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	8 870	(2 713)	6 157
Selling, general and administrative expenses	5 551	-	5 551
Other income/(expense)	(46)	-	(46)
For the three months ended March 31, 2023	14 375	(2 713)	11 662

Research and Development expenses

	For the three months ended March 31
(in EUR 000)	2024	2023
Staff costs	3 824	3 995
Consulting and contractors' fees	1 440	804
Q&A regulatory	103	36
IP costs	-	130
Depreciation and amortization expense	331	313
Travel	245	279
Manufacturing and outsourced development	1 427	1 184
Clinical studies	1 505	1 376
Other expenses	164	431
IT	322	322
Capitalized costs	(2 162)	(2 713)
Total research and development expenses	7 199	6 157

Before capitalization of €2.2 million for the three months ended March 31, 2024 and €2.7 million for the three months ended March 31, 2023, research and development expenses increased by €0.5 million or 5.5%, from €8.9 million for the three months ended March 31, 2023, to €9.4 million for the three months ended March 31, 2024, due to the combined effect of higher manufacturing and R&D activities and clinical expenses. This increase is mainly in consulting costs and manufacturing and outsourced development to support those activities.

Selling, General and Administrative expenses

	For the three months ended March 31
(in EUR 000)	2024	2023
Staff costs	2 584	2 413
Consulting and contractors' fees	1 564	1 578
Legal fees	478	229
Rent	164	88
Depreciation and amortization expense	277	242
IT	373	248
Travel	184	243
Insurance fees	122	287
Other	226	223
Total selling, general and administrative expenses	5 972	5 551

Selling, general and administrative expenses increased by €421,000 or 7.6 % from €5.6 million for the three months ended March 31, 2023 to €6.0 million for the three months ended March 31, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to a start of new ERP system implementation. This increase was partly offset by decrease in insurance fees.

Other operating income/(expense)

The Company had other operating income of €192,000 for the three months ended March 31, 2024 compared to other operating income of €46,000 for the three months ended March 31, 2023.

	For the three months ended March 31
(in EUR 000)	2024	2023
Recoverable cash advances
Initial measurement and re-measurement	13	33
R&D incentives	115	21
Capitalization of R&D incentive	64	-
Other income/(expenses)	-	(8)
Total Other Operating Income/(Expense)	192	46

For the three month period ended March 31, 2024, the other operating income contains the R&D incentive in Australia and Belgium while for the three month period ended March 31, 2023 the other operating income only contained the R&D incentive in Australia. For the three month period ended March 31, 2024, €27,000 has been deducted from the expenses capitalized in relation to this R&D incentive. The R&D incentive and capitalization of R&D incentive for the three month period ended March 31, 2024 also includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €91,000.

23.	Financial income

	For the three months ended March 31
(in EUR 000)	2024	2023
Interests	498	413
Exchange differences	905	208
Other	5	4
Total financial income	1 408	625

For the three month period ended March 31, 2024, exchange gains amount to €0.9 million, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 13 and 14). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.103765, while as at March 31, 2024, the rate of USD/EUR decreased to 1.081100, resulting in unrealized exchange gains on the USD balances. We refer to note 24 for more details on the revaluation of both the Company’s USD cash balance and USD financial assets as per March 31, 2023.

For the three month period ended March 31, 2024, the total interest income amounted to €498,000. This interest income relates to the term accounts.

24.	Financial expense

	For the three months ended March 31
(in EUR 000)	2024	2023
Fair value adjustment	312	96
Recoverable cash advances, Accretion of interest	259	248
Interest and bank charges	63	27
Interest on lease liabilities	37	30
Exchange differences	320	554
Other	-	3
Total Financial expense	991	958

The fair value adjustment relates to the fair value adjustment on financial instruments. More information can be found in note 21.

The discounting impact of the recoverable cash advances is further detailed in note 17 above.

The exchange losses for an amount of €320,000 for the three month period ended March 31, 2024 consist of realized exchange losses related to the foreign currency swaps and USD financial assets. For the three month period ended March 31, 2023, exchange losses amount to €554,000, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 13 and 14). For the year ended December 31, 2022, the closing rate of USD/EUR amounted to 1.072650, while as at March 31, 2023, the rate of USD/EUR increased to 1,086800, resulting in unrealized exchange losses on the USD balances.

25.	Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for March 2024 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

For the three months ended March 31,
	2024	2023
As at March 31, after conversion and share split
Outstanding common shares at period-end	28 682 635	28 286 985
Weighted average number of common shares outstanding	28 676 388	25 878 120
Number of shares resulting of the exercise of outstanding warrants	2 231 875	2 516 125

Basic and Diluted EPS for the three month period ended March 31, 2024 and 2023 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended March 31,
	2024	2023
Loss of year attributable to equity holders (in EUR)	(11 906 000)	(11 911 000)
Weighted average number of common shares outstanding (in units)	28 676 388	25 878 120
Basic earnings per share in EUR (EUR/unit)	(0.415)	(0.460)
Diluted earnings per share in EUR (EUR/unit)	(0.415)	(0.460)

26.	Other commitments

The Company has granted in 2022 an amount of €0.5 million for educational grant starting on January 1, 2023 until December 31, 2024. Both installments of €250,000 have been respectively paid out in January 2023 and March 2024.

In addition, in March 2024, the Company has started a Partnership agreement with the American Academy of Otolaryngology (AAO) amounting to a yearly fee of $250,000. The payment has been processed in March 2024 and the cost will be spread out over the 12 months of 2024.

27.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the three months ended March 31:

	For the three months ended March 31
(in EUR 000)	2024	2023
Short-term remuneration & compensation	216	187
Share based payment	102	66
Total	318	253

Transactions with Non-Executive Directors and Shareholders

	For the three months ended March 31, 2024			For the three months ended March 31, 2023
(in EUR 000)	R&D Collaboration	Consulting services	Board Remuneration	R&D Collaboration	Consulting services	Board Remuneration
Cochlear	-	-	-	141	-	-
Robelga SRL (formerly MINV SA)	-	-	-	-	60	-
Robert Taub	-	-	31	-	-	36
Kevin Rakin	-	-	16	-	-	16
Pierre Gianello	-	-	17	-	-	18
Jurgen Hambrecht	-	-	15	-	-	15
Rita Mills	-	-	20	-	-	15
Giny Kirby	-	-	21	-	-	14
Wildman Ventures LLC	-	-	23	-	-	17
Total	-	-	143	141	60	131
Amounts outstanding at period-end	-	-	110	1 385	60	110

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement led to a financial impact €141,000 for the three months ended March 31, 2023. In April 2023, the project came to its end after development milestones were reached.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

28.	Events after the Balance-Sheet Date

On April 17, 2024, the Company issued 3,000 shares pursuant to an exercise of 3,000 ESOP 2021 Warrants. Consequently, on the date of this Interim Report, the Company’s registered capital amounts to €4,927,870, represented by 28,685,635 shares.

Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, May 14, 2024.

On behalf of the board of directors

Robert Taub, Chairman	Olivier Taelman, CEO